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                                                                   Exh. (d)(3)

FOR IMMEDIATE RELEASE


Contact:   James T. Conroy
           (212) 572-5980


               MAFCO HOLDINGS REVISES GOING PRIVATE TRANSACTION


          NEW YORK, N.Y., January 30, 1997 -- Mafco Consolidated Group Inc. (NYSE: MFO) announced today that its 85% stockholder, Mafco Holdings Inc., has revised its previously announced proposal to acquire all publicly held shares of Mafco Consolidated common stock at a price of $38.50 per share, in cash. Under the revised proposal, the $38.50 per share price would be adjusted upward to the extent that the gross proceeds per share received by Mafco Consolidated on the closing of its proposed offering of shares of Consolidated Cigar Holdings Inc. (NYSE: CIG) was greater than $24.50. Under the original proposal, the $38.50 per share price would also have been adjusted downward for any decrease below
$24.50 per share received by Mafco Consolidated in the Consolidated Cigar offering. Under the revised proposal, the downward adjustment has been eliminated.

          Mafco Consolidated also announced that Consolidated Cigar has filed a registration statement with the Securities and Exchange Commission covering an offering of 5,000,000 Consolidated Cigar Class A common shares, to be underwritten by a group led by Goldman, Sachs & Co., subject to prevailing market conditions. All of the Consolidated Cigar shares to be sold are owned by Mafco Consolidated. Consolidated Cigar will not be selling any shares. Mafco Consolidated also said it has determined not to proceed with a proposed offering of $150,000,000 principal amount of Mafco Consolidated notes exchangeable for Consolidated Cigar shares.

          In response to Mafco Holdings' proposal, Mafco Consolidated has formed a special committee of independent directors, to be chaired by Phillip E. Beekman, and the special committee has retained Morgan Stanley & Co. Incorporated as its financial advisor to assist in

                                    -More-

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evaluating Mafco Holdings'  proposal and negotiating any possible transaction with Mafco Holdings.

          Mafco Consolidated is a holding company which, in addition to its interest in Consolidated Cigar, owns approximately 36% of the common stock of Power Control Technologies, Inc. (NYSE: ATP) on a fully diluted basis. Consolidated Cigar is the largest manufacturer and marketer of cigars sold in the United States in terms of dollar sales. Power Control Technologies, through its Mafco Worldwide business, is the world's largest producer of licorice extract.

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          This press release shall not be deemed to be an offer to sell or a solicitation of an offer to buy the Mafco Consolidated common stock or the Consolidated Cigar common stock, which will be made only by means of prospectuses included in one or more registration statements to be filed with the Securities and Exchange Commission.

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